EXHIBIT 21

SUBSIDIARIES OF QUANEX CORPORATION	STATE OF INCORPORATION
Quanex Bar, Inc.	Delaware
Quanex Steel, Inc.	Delaware
Quanex Health Management Company, Inc.	Delaware
Quanex Solutions, Inc.	Delaware
Quanex Technologies, Inc.	Delaware
Nichols Aluminum-Alabama, Inc.	Delaware
Colonial Craft, Inc.	Delaware
MACSTEEL Monroe, Inc.	Delaware
Imperial Products, Inc.	Delaware
Mikron Industries, Inc.	Washington
Besten Equipment, Inc.	Delaware
TruSeal Technologies, Inc.	Delaware